Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 8, 2012

Relating to Prospectus dated August 2, 2012

Registration Statement No. 333-182823

This issuer free writing prospectus relates only to the securities described below and should be read together with the prospectus dated August 8, 2012 (the “Prospectus”) included in the Registration Statement on Form S-3 (File No. 333-182823) relating to these securities. The Registration Statement and the Prospectus included therein can be accessed through the following link:http://www.sec.gov/Archives/edgar/data/1410428/000114420412042850/v320304_424b2.htm. The following information supplements and updates the information contained in the Prospectus with respect to the offering of these securities and certain other matters.

Issuer:	Vringo, Inc. (NYSE MKT: VRNG)

Shares Offered:	Shares of common stock, par value $0.01 per share.

Maximum Number of Shares Offered:	9,600,000

Price per Share:	$3.25

Estimated Net Proceeds:	$30.5 million assuming we sell the maximum number of the shares of common stock offered

Use of Proceeds:	Of the approximately $30.5 estimated net proceeds from this offering, we intend to use $22 million as payment in connection with our acquisition of patent assets pursuant to a patent purchase agreement, $3.2 million as repayment in full of our outstanding debt to Hudson Bay Master Fund Ltd. (“Hudson Bay”) and the remainder for general corporate purposes.

Dilution:	You will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering because the price per share of our common stock being offered hereby is substantially higher than the book value per share of our common stock. On a pro forma basis, after giving effect to the consummation of the merger with Innovate/Protect and subsequent conversions of preferred shares and warrants, our net tangible book value as of March 31, 2012 would have been approximately $(0.50) per share of common stock. Based on an offering price of $3.25 per share in this offering, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $3.14 per share in the net tangible book value of the common stock.

Recent Developments:

Innovate/Protect’s Initial Litigation

As one of the means of realizing the value of the Lycos Patents, on September 15, 2011, Innovate/Protect initiated (through I/P Engine) litigation in the United States District Court, Eastern District of Virginia, against AOL, Inc. (“AOL”), Google, Inc. (“Google”), IAC Search & Media, Inc. (“IAC”), Gannett Company, Inc. (“Gannett”), and Target Corporation (“Target”) for patent infringement regarding two of the Lycos Patents (U.S. Patent Nos. 6,314,420 and 6,775,664). The case number is 2:11 CV 512-RAJ/FBS, and is pending in the Norfolk Division.

The court docket for the case, including the parties’ briefs, is publicly available on the Public Access to Court Electronic Records website (“PACER”), www.pacer.gov, which is operated by the Administrative Office of the U.S. Courts.

As described above, the asserted patents relate to relevance filtering technology used in the search engine industry to place high quality advertisements in the best positions on websites and thereby maximizing the potential for generating substantial advertising revenue to the website owner. In this lawsuit, Innovate/Protect alleges that the defendants have used, and continue to use, search and search advertising systems that infringe upon Innovate/Protect’s relevant filtering patents. Innovate/Protect is seeking unspecified compensatory damages, past and future, amounting to no less than reasonable royalties, and attorneys’ fees.

The complaint states that the accused systems use the patented technology by filtering and presenting search and search advertising results based on a combination of (i) an item’s content relevance to a search query; and (ii) click-through rates from prior users relative to that item. For example, the complaint alleges that Google has adopted the patented technology with its use of Quality Score. Google’s search advertising systems filter advertisements by using Quality Score, which is a combination of an advertisement’s content relevance to a search query (e.g., the relevance of the keyword and the matched advertisement to the search query), and click-through rates from prior users relative to that advertisement (e.g., the historical click-through rate of the keyword and matched advertisement).

The complaint alleges that, after adopting the patented technology, Google’s market share significantly grew and its profits from search advertising considerably outpaced those of other pay per click advertising providers. Google also allows third party publishers, for example AOL, IAC, Target and Gannett Media, to display advertising search results in response to search queries made on the third party websites.

On November 4, 2011, I/P Engine entered into a stipulation with all of the defendants, which provided, among other things, that: (i) I/P Engine would provide the defendants with a preliminary identification of the asserted claims, and representative claim charts, (ii) the defendants would provide an initial production of technical documents; and (iii) the defendants would not move or otherwise seek to transfer or sever any party from the action, or otherwise assert that the Eastern District of Virginia is inconvenient for any reason.

The defendants filed their answers to the complaint on November 14, 2011, and also asserted declaratory judgment counterclaims of non-infringement and invalidity. On November 28, 2011, all defendants (except AOL, which asserted no such allegation) amended their counterclaims to remove an allegation of unenforceability. On December 5, 2011, I/P Engine filed answers to AOL’s counterclaims. On December 9, 2011, I/P Engine filed answers to the counterclaims of the remaining defendants.

On February 15, 2012, the Court entered a scheduling order in the case setting the claim construction hearing for June 4, 2012 and trial for October 16, 2012. The claim construction hearing is commonly referred to as a Markman hearing after the Supreme Court case that explained the process by which courts must determine the meaning of particular terms or phrases with the claims asserted in the patent-in-suit. The claims in a patent are what determine the scope of the patent’s right to exclude infringing technology. Each claim comprises a set of limitations: specific terms or phrases that define the technology covered by the claim. The parties will apply that claim construction when presenting the case to the jury.

On March 15, 2012, Google submitted a request to the USPTO for ex parte reexamination of U.S. Patent No. 6,314,420, one of the two patents-in-suit. The request was deposited on March 16, 2012 and was assigned Control No. 90/009,991. Innovate/Protect expected Google to seek reexamination and believes this request is a standard and typical tactic used by defendants in patent litigation cases. The filing of a request for reexamination is the first step in a process that ordinarily takes several years. On April 26, 2012, the USPTO vacated Google’s request for ex parte reexamination for failing to follow to the requirements set forth in the USPTO’s regulations. On May 24, 2012, Google resubmitted their request to the USPTO. This resubmission purports to address the issues identified by the USPTO. On July 18, 2012 the USPTO issued a determination ordering a reexamination. Google’s request has not resulted in any delay of the dates set out in the Court’s scheduling order dated February 15, 2012.

Discovery has commenced; the parties have served and responded to written discovery requests and have produced documents. Further discovery, including depositions, is expected to occur in the next few months.

Within the Markman, or claim construction process, the court reviewed the parties competing definitions for specific terms within the asserted claims. Both parties submitted two rounds of briefing to the court that provided arguments for their proposed definitions. The opening claim construction briefs were filed on April 12, 2012, and the responsive claim construction briefs were filed on May 3, 2012. At the Markman hearing on June 4, 2012, the court heard arguments from both sides in support of their positions. On June 15, 2012, the court issued a Memorandum Opinion & Order providing binding definitions for the contested terms. The court’s definitions to the patent claims established the boundary markings of the claimed technology and inform both parties’ expert reports and testimony as well as the parties’ arguments to the jury. The court’s Memorandum Opinion & Order construing the contested terms was filed by Vringo with the Securities and Exchange Commission.

On July 25, 2012, the parties exchanged expert reports. By August 29, 2012, the parties will exchange expert disclosures intended to respond to, contract or rebut evidence on the same subject matter disclosed by the other party. Innovate/Protect expects that the defendants will make several attempts to avoid trial.

On July 30, 2012, I/P Engine and AOL Inc. entered into a partial settlement agreement, which resulted in I/P Engine granting a partial release of AOL as to certain claims raised in the lawsuit in exchange for $100,000. AOL remains a defendant in the proceeding.

On August 2, 2012, I/P Engine and defendants Google and IAC agreed to dismiss the patent infringement claims as to Google Search and IAC’s Ask Sponsored Listings. For the avoidance of doubt, the patent infringement claims being dismissed explicitly excluded, and I/P Engine explicitly reserved and retained all rights and remedies with respect to, any and all other claims asserted in the present litigation including, without limitation, the patent infringement claims as to Google AdWords, Google AdSense for Search, Google AdSense for Mobile Search and AOL’s Search Marketplace.

The case remains scheduled for trial on October 16, 2012.

Anticipated Purchase of Patent Portfolio

We anticipate entering into a patent purchase agreement with a multinational communications and information technology corporation (the “Seller”) pursuant to which we will potentially purchase a portfolio consisting of over 500 patents and patent applications worldwide, including 109 issued United States patents. Pursuant to the patent purchase agreement, we will agree to compensate the Seller with a cash payment and certain ongoing rights in revenues generated from the patent portfolio.

The portfolio encompasses a broad range of technologies relating to cellular infrastructure, including communication management, data and signal transmission, mobility management, radio resources management and services.

Thirty-one of the 124 patent families to be acquired have been declared essential by the Seller to wireless communications standards. Standards represented in the portfolio are commonly known as 2G, 2.5G, 3G and 4G and related technologies and include GSM, WCDMA, T63, T64, DECT, IETF, LTE, SAE, and OMA.

The purchase price for the portfolio is $22.0 million, plus to the extent that the gross revenue (as defined in the purchase agreement) generated by such portfolio exceeds $22.0 million, a royalty of 35% of such excess. The $22.0 million payment shall be paid to the Seller on or before September 14, 2012. The purchase agreement provides that the Seller and its affiliates will retain a non-exclusive, worldwide and fully paid-up license (without the right to grant sublicenses) to the portfolio for the sole purpose of supplying (as defined in the purchase agreement) the Seller’s products. The purchase agreement also provides that if we bring a proceeding against the Seller or its affiliates within seven years, the Seller shall have the right to re-acquire the patent portfolio for a nominal amount.

Further, if we either sell to a third party any assigned essential cellular patent, or more than a certain portion of the other assigned patents (other than in connection with a change of control of our company), or file an action against a telecom provider to enforce any of the assigned patents (other than in response to any specified action filed by a telecom provider against us or our affiliate) which action is not withdrawn after notice from the Seller, then we will be obligated to pay to the Seller a substantial impairment payment. Because all of the foregoing actions are within our sole control, we do not expect to be obligated to pay any such impairment payment.

Grants of Stock Options and RSUs

On July 26, 2012, we granted to our directors, executive officers and certain of our employees options to purchase an aggregate of approximately 5,000,000 shares of common stock and an aggregate of 3,200,000 shares of common stock in the form of restricted stock units (RSUs) pursuant to our 2012 Employee, Director and Consultant Equity Incentive Plan (“2012 Plan”). Of such grants to our executive officers and directors, Andrew Perlman, our Chief Executive Officer and a director, received options to purchase 1,275,000 shares and 675,000 shares subject to RSUs; Andrew Kennedy Lang, our Chief Technology Officer, President and a director, received options to purchase 250,000 shares and 125,000 shares subject to RSUs; Alexander Berger, our Chief Operating Officer and a director, received options to purchase 1,275,000 shares and 675,000 shares subject to RSUs; and Ellen Cohl, our Chief Financial Officer, received options to purchase 200,000 shares and 100,000 shares subject to RSUs; Seth M. Siegel, our non-executive Chairman of the Board of Directors, received options to purchase 125,000 shares and 300,000 shares subject to RSUs; Donald E. Stout, a non-executive director, received options to purchase 125,000 shares and 225,000 shares subject to RSUs; H. Van Sinclair, a non-executive director, received options to purchase 125,000 shares and 225,000 shares subject to RSUs; and John Engelman, a non-executive director, received options to purchase 125,000 shares and 225,000 shares subject to RSUs. All of such options have an exercise price of $3.72 per share (the closing price of our common stock on July 26, 2012) and vest over a three year period, with 1/12 of the options vesting ratably over the three year period commencing on July 26, 2012. The RSUs granted to executive officers vest over a four year period, with 1/8 of the RSUs vesting on January 26, 2013 and 1/16 of the RSUs vesting ratably on a quarterly basis thereafter. The RSUs granted to our non-executive directors vest over a three year period, with 1/6 of the restricted stock units vesting on January 26, 2013 and 1/12 of the restricted stock units vesting ratably on a quarterly basis thereafter.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus, without charge, if you request it by directing a request to: Vringo, Inc., 780 Third Avenue, 15th Floor, New York, New York 10017, or by phone by calling 1-212-309-7549.